BAYTEX ANNOUNCES GRANTING OF EXEMPTIVE RELIEF REGARDING ITS NORMAL
COURSE ISSUER BID PROGRAM

CALGARY, ALBERTA (July 14, 2025) - Baytex Energy Corp. ("Baytex") (TSX: BTE) (NYSE: BTE) today announced it obtained an exemption order from the Canadian securities regulators which permits Baytex to purchase up to 10 percent of the "public float" (within the meaning of the rules of the Toronto Stock Exchange (the "TSX")) of its common shares through the New York Stock Exchange and other U.S.-based trading systems as part of Baytex's shareholder return strategy, including the current normal course issuer bid announced on June 24, 2025 (the "Current Bid"). Absent this exemptive relief, Baytex's purchases under a normal course issuer bid on markets other than the TSX would be limited to not more than 5 percent of its outstanding common shares over any twelve-month period.

The exemptive relief is applicable to the Current Bid and any other normal course issuer bid commenced by Baytex and which expire on or before July 11, 2028 and is conditional upon, among other things, purchases being made in compliance with applicable U.S. rules and National Instrument 23-101 - Trading Rules and at a price not higher than the market price at the time of purchase. The aggregate number of common shares purchased by Baytex over any exchange or market over the relevant 12-month period of a particular normal course issuer bid may not exceed 10 percent of the public float, as specified in Baytex's notice accepted by the TSX in respect of the relevant normal course issuer bid, including the Current Bid.

Baytex Energy Corp

Baytex Energy Corp. is an energy company based in Calgary, Alberta and offices in Houston, Texas. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Investor Relations

Toll Free Number:  1-800-524-5521

Email: investor@baytexenergy.com